EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction	Ownership

Cosmofarm Ltd.	Greece	100%

SkyPharm, S.A.	Greece	100%

Decahedron Ltd.	United Kingdom	100%

ZipDoctor Inc.	Texas	100%

Cana Laboratories Holding (Cyprus) Limited	Cyprus	100%